Exhibit 99.1

Foresight Signs an Agreement to Merge its Eye-NetTM Activities with Tamda

Ness Ziona, Israel – May 9, 2018 – Foresight Autonomous Holdings Ltd., an innovator in automotive vision systems (NASDAQ and TASE: FRSX), announced today that it has signed a merger agreement with Tamda Ltd. )TASE: TMDA) and its controlling shareholder, Ipax Issues Ltd. According to the agreement, Foresight will spin off its activities dedicated to the development of its Eye-NetTM accident prevention system into its wholly owned subsidiary, then merge it into Tamda.

The Eye-NetTM V2X (vehicle-to-everything) cellular-based accident prevention solution is designed to provide real-time pre-collision alerts to pedestrians and vehicles by using smartphones and relying on existing cellular networks.

According to the agreement, Foresight will establish a wholly-owned subsidiary and transfer to the Subsidiary all of Foresight’s rights, including intellectual property, for no consideration. Upon the closing of the of the merger transaction, Foresight will transfer 100% of the share capital of the subsidiary to Tamda in return for approximately 74.49% of Tamda’s share capital as of the closing date of the transaction. Furthermore, Tamda will have no assets, liabilities or obligations of any kind and will have net cash of NIS 2,000,000 upon the closing of the transaction.

Upon closing, Foresight will begin to provide development and other services to the merged company, as required periodically by the merged company, for further development of the Eye-NetTM system.

The closing of the merger agreement is subject to the fulfillment of customary closing conditions, including obtaining the approval of Tamda’s shareholders, the Tel Aviv Stock Exchange, certain court approvals with respect to an arrangement of Tamda’s creditors, if any, a pre-ruling from the Israeli Tax Authority and other conditions necessary for the up-listing of Tamda to the TASE’s main list.

Foresight recently announced that it successfully completed a multi-user trial of its Eye-NetTM accident prevention system and achieved all of the pre-defined objectives. 120 Android and iOS users from across Israel participated in the trial, part of which consisted of simulating collision scenarios in two different locations in a safe and controlled manner. The simulated scenarios included two vehicles moving towards each other with no direct eye contact between them, and an additional scenario simulating an accident between a vehicle and a pedestrian. In all of the simulated scenarios, the Eye-NetTM application successfully alerted all users in a manner that enabled them to brake safely and on time. The information was streamed in real-time to a control room at the company’s headquarters and accurately displayed the location of the simulated collisions on a map.

About Foresight

Foresight Autonomous Holdings Ltd. (NASDAQ and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of stereo/quad-camera vision systems and V2X cellular-based solutions for the automotive industry. Foresight’s vision systems are based on 3D video analysis, advanced algorithms for image processing and sensor fusion. The company, through its wholly owned subsidiary Foresight Automotive Ltd., develops advanced systems for accident prevention which are designed to provide real-time information about the vehicle’s surroundings while in motion. The systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. The company’s systems are targeting the Advanced Driver Assistance Systems (ADAS), semi-autonomous and autonomous vehicle markets. The company estimates that its systems will revolutionize automotive safety by providing an automotive-grade, cost-effective platform and advanced technology.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses closing the merger agreement, if at all, and the future operations, future financial position, prospects, plans and objectives of the merged company. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 27, 2018, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654